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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------
                           JEFFERSON SMURFIT GROUP PLC
                            (Name of Subject Company)

                           JEFFERSON SMURFIT GROUP PLC
                        (Name of Person Filing Statement)

                            -------------------------

                     ORDINARY SHARES OF (EURO)0.30 EACH AND
     AMERICAN DEPOSITARY SHARES, EVIDENCED BY AMERICAN DEPOSITARY RECEITPS,
                     EACH REPRESENTING TEN ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                            -------------------------

                                   47508W 10 7
                      (CUSIP Number of Class of Securities)

                            -------------------------

                                MICHAEL O'RIORDAN
                                 GROUP SECRETARY
                           JEFFERSON SMURFIT GROUP PLC
                             BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                            -------------------------

                                    Copy to:

                            STEVEN A. ROSENBLUM, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                            -------------------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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


FOR IMMEDIATE RELEASE
---------------------


                           JEFFERSON SMURFIT GROUP PLC

                            ("JSG" OR THE "COMPANY")

                          NYSE: JS    SMFT.I     SMFT.L


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA OR JAPAN


DUBLIN, LONDON & NEW YORK, 21 JUNE 2002: In the press release dated 17 June 2002 announcing the Offer by MDCP Acquisitions for JSG, the Independent Directors of JSG stated that the Company had received an approach from an unaffiliated financial party. The Independent Directors noted that the approach was preliminary in nature and that there could be no certainty as to the quantum or outcome of the approach.

Following recent media speculation regarding the progress of this approach, Mr. Martin Rafferty, Senior non-executive Independent Director of the Board of JSG said "The Independent Committee is currently talking with a potential offeror and with management to agree, as soon as possible, a realistic schedule of meetings between the two parties."

The directors of JSG accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of JSG (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement for which they have taken responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END


Contacts:

Jim Milton / Tom Byrne
Murray Consultants Ltd
Tel:  + 353 1 632 6400

Andrew Grant / Katie MacDonald-Smith
Tulchan Communications Group Ltd
Tel:  + 44 207 353 4200